UNITED STATES SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Goldtech Mining Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

38154N 10 3

(CUSIP Number)

Daniel Prins, 4904 Waters Edge Drive, St 160, Raleigh, NC, 27606

 (919)851-2239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

1. Names of Reporting Persons and IRS (entities only)

Envyr Corporation

2. Check the Appropriate Box if a member of a Group

a.
b.

3. SEC Use Only

4. Source of Funds (see instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization	USA

7. Sole Voting Power	1,000,000

8. Shared Voting Power	0

9. Sole Dispositive Power	1,000,000

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000

12. Check if Aggregate Amount in Row 11 Excludes Certain Shares

13. Percent of Class Represented by Amount in Row 11

5.2%

14. Type of Reporting Person

CO

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the “Common Stock”), of Goldtech Mining Corp., a Nevada corporation (“Goldtech”), with its principal executive offices located at 3-11 Bellrose Drive, Suite 314, St. Albert, AB T8N 5C9.

Item 2. Identity and Background

(a) Envyr Corporation

(b) 4904 Waters Edge Drive, St 160, Raleigh, NC, 27606

(c) Software Products

(d) None.

(e) None.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

N/A

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof Envyr Corporation is the record and beneficial owner of 1,000,000 shares of common stock of Goldtech. This number represents approximately 5.2% of the issued and outstanding shares of Common Stock, based on 19,170,241 shares issued and outstanding as of May 5, 2005.

(b) Envyr Corporation has the sole power to vote or to direct the vote of 1,000,000 shares of Common Stock held and has the sole power to dispose or to direct the disposition of 1,000,000 shares of Common Stock.

(c) Transactions during the past 60 days: None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be filed as Exhibits

None

Signature

/s/ Ralph Jordon

Date May 5, 2005

Name and Title Ralph Jordon